

Mail Stop 3030

December 2, 2009

Eliyahu Ayalon
Chief Executive Officer
DSP Group, Inc.
2580 North First Street
Suite 460
San Jose, CA 95131

> **Re:** **DSP Group, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 13, 2009**
> **File No. 0-23006**

Dear Mr. Ayalon:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jay Mumford
Senior Attorney